REPORT OF FOREIGN PRIVATE ISSUER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: May 2017

Commission file number: 001-35932

ALCOBRA LTD.
(Translation of registrant’s name into English)

Azrieli Triangle Building
132 Derech Menachem Begin 39th Floor
Tel Aviv 6701101 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):____

Attached hereto and incorporated by reference herein is the Registrant’s press release issued on May 5, 2017, titled Alcobra Provides Update on Cancellation of Extraordinary Meeting Called by Brosh Group.

Exhibits 99.1 is incorporated by reference into the Registration Statements on Form F-3 (File No. 333-209960) and Forms S-8 (File No. 333-194875, File No. 333-202394, 333-209947 and 333-217556) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1        Press release issued by Alcobra Ltd. on May 5, 2017, titled Alcobra Provides Update on Cancellation of Extraordinary Meeting Called by Brosh Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By:	/s/ Dr. Yaron Daniely
Name:	Dr. Yaron Daniely
Chief Executive Officer and President

Date: May 5, 2017